UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Software Acquisition Group Inc. III

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83407J 103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Software Acquisition Holdings III LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,684,721(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,684,721(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,684,721(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 40.7%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253230). These also include the 9,982,754 private placement warrants each to purchase a share of Class A common stock for $11.50 (the “private warrants”). Each of Jonathan S. Huberman, Mike Nikzad and Andrew Nikou are the managing members of Software Acquisition Holdings III LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Software Acquisition Holdings III LLC and share voting and dispositive control over such securities.

(2)

Based on 22,807,868 shares of Class A common stock issued and outstanding as of October 27, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2021 and assuming the conversion of all shares of Class B common stock and all of the private warrants held by the reporting persons.

1.	Names of Reporting Persons Jonathan S. Huberman
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,684,721(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,684,721(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,684,721(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 40.7%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253230). These also include the 9,982,754 private placement warrants each to purchase a share of Class A common stock for $11.50 (the “private warrants”). Each of Jonathan S. Huberman, Mike Nikzad and Andrew Nikou are the managing members of Software Acquisition Holdings III LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Software Acquisition Holdings III LLC and share voting and dispositive control over such securities.

(2)

Based on 22,807,868 shares of Class A common stock issued and outstanding as of October 27, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2021 and assuming the conversion of all shares of Class B common stock and all of the private warrants held by the reporting persons.

13.	Names of Reporting Persons Mike Nikzad
14.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
15.	SEC Use Only
16.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	17.	Sole Voting Power 0
	18.	Shared Voting Power 15,684,721(1)
	19.	Sole Dispositive Power 0
	20.	Shared Dispositive Power 15,684,721(1)

21.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,684,721(1)
22.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
23.	Percent of Class Represented By Amount in Row (9) 40.7%(2)
24.	Type of Reporting Person (See Instructions) IN

(1)

See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253230). These also include the 9,982,754 private placement warrants each to purchase a share of Class A common stock for $11.50 (the “private warrants”). Each of Jonathan S. Huberman, Mike Nikzad and Andrew Nikou are the managing members of Software Acquisition Holdings III LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Software Acquisition Holdings III LLC and share voting and dispositive control over such securities.

(2)

Based on 22,807,868 shares of Class A common stock issued and outstanding as of October 27, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2021 and assuming the conversion of all shares of Class B common stock and all of the private warrants held by the reporting persons.

25.	Names of Reporting Persons Andrew Nikou
26.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
27.	SEC Use Only
28.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	29.	Sole Voting Power 0
	30.	Shared Voting Power 15,684,721(1)
	31.	Sole Dispositive Power 0
	32.	Shared Dispositive Power 15,684,721(1)

33.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,684,721(1)
34.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
35.	Percent of Class Represented By Amount in Row (9) 40.7%(2)
36.	Type of Reporting Person (See Instructions) IN

(1)

See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253230). Each of Jonathan S. Huberman, Mike Nikzad and Andrew Nikou are the managing members of Software Acquisition Holdings III LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Software Acquisition Holdings III LLC and share voting and dispositive control over such securities.

(2)

Based on 22,807,868 shares of Class A common stock issued and outstanding as of October 27, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2021 and assuming the conversion of all shares of Class B common stock.

Item 1(a).	Name of Issuer

Software Acquisition Group Inc. III

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1980 Festival Plaza Drive, Suite 300

Las Vegas, NV 89135

Item 2(a).	Names of Persons Filing

This statement is filed by the entities listed below, all of whom are referred to herein as the “Reporting Persons”:

(i) Software Acquisition Holdings III LLC

(ii) Jonathan S. Huberman

(iii) Mike Nikzad

(iv) Andrew Nikou

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1980 Festival Plaza Drive, Suite 300

Las Vegas, NV 89135

Item 2(c).	Citizenship

Software Acquisition Holdings III LLC is a limited liability company formed in Delaware. Each of Messrs. Huberman, Nikzad and Nikou is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.

The shares of Class A common stock are the class of common stock of the Issuer registered pursuant to the Act. The Reporting Persons own shares of Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to Software Acquisition Holdings III LLC or its affiliates upon conversion of loans made to the Issuer). The reporting persons also own the private warrants.

Item 2(e).	CUSIP Number

83407J 103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 5,701,967 shares of the Issuer of Class B common stock, representing 20.0% of the total shares of Class A common stock issued and outstanding and assuming the conversion of all the shares of Class B common stock. The shares of Class B common stock are automatically convertible into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253230).

The percentage of the shares of Class B common stock held by the Reporting Persons is based on 22,807,868 shares of Class A common stock issued and outstanding as of October 27, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2021 and assuming the conversion of all shares of Class B common stock and exercise of all private warrants.

Software Acquisition Holdings III LLC is the record holder of the shares reported herein. Each of Jonathan S. Huberman, Mike Nikzad and Andrew Nikou are the managing members of Software Acquisition Holdings III LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Software Acquisition Holdings III LLC and share voting and dispositive control over such securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

SOFTWARE ACQUISITION HOLDINGS III LLC

/s/ Jonathan S. Huberman
Name: Jonathan S. Huberman
Title: Managing Member

/s/ Jonathan S. Huberman
Jonathan S. Huberman

/s/ Mike Nikzad
Mike Nikzad

/s/ Andrew Nikou
Andrew Nikou